SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14D-9
                             (AMENDMENT NO. 5)
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                      Dynamics Corporation of America
                         (Name of Subject Company)

                      Dynamics Corporation of America
                    (Name of Person(s) Filing Statement)

                  Common Stock, par value $0.10 per share
               (Including the associated Series A Cumulative
               Participating Preferred Stock Purchase Rights)
                       (Title of Class of Securities)

                                268039 10 4
                   (CUSIP Number of Class of Securities)

                              Henry V. Kensing
                          Vice President, General
                           Counsel and Secretary
                             475 Steamboat Road
                     Greenwich, Connecticut 06830-7197
                               (203) 869-3211
    (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement).

                              With a Copy to:
                               Alan C. Myers
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000




        This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended (the "Schedule 14D-9"), of Dynamics Corporation of America (the "Company"), filed in connection with the tender offer by SB Acquisition Corp., a wholly owned subsidiary of WHX Corporation, for shares of common stock (including the associated Series A Cumulative Participating Preferred Stock Purchase Rights) of the Company. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9.


Item 9.  Material to Be Filed as Exhibits.

        Item 9 is hereby amended by adding the following at the end thereof:

        Exhibit
           No.               Description

        Exhibit 16 Press Release issued by Dynamics Corporation of America, dated June 13, 1997



                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 13, 1997               DYNAMICS CORPORATION OF AMERICA


                                    By: /s/ Henry V. Kensing
                                            Henry V. Kensing
                                            Vice President, General Counsel
                                            and Secretary



                               EXHIBIT INDEX

Exhibit
   No.                Description

Exhibit 16 Press Release issued by Dynamics Corporation of America, dated June 13, 1997